Signed

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

04040224

Form 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the Fiscal Year ended December 30, 2002

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ____________________ to ____________________

Commission File Number 333-12998

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR
THE STORES DIVISION OF ICI PAINTS
(FORMERLY THE SAVINGS AND INVESTMENT PLAN
FOR THE STORES DIVISION OF ICI PAINTS)
(the "Plan")
The Glidden Company
925 Euclid Avenue
Cleveland, OH 44115

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Imperial Chemical Industries PLC
9 Millbank
London SWIP 3JF

REQUIRED INFORMATION

The following financial information of the Plan is submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
- December 30, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits
- Years Ended December 30, 2002 and 2001

Notes to Financial Statements

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
- December 30, 2002

KPMG

RETIREMENT SAVINGS PLAN FOR THE STORES DIVISION OF ICI PAINTS

Financial Statements and Supplemental Schedule

December 30, 2002 and 2001

(With Report of Independent Registered Public Accounting Firm Thereon)

RETIREMENT SAVINGS PLAN
FOR THE STORES DIVISION OF ICI PAINTS

Table of Contents

KPMG

KPMG LLP
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Report of Independent Registered Public Accounting Firm

Administrator of Retirement Savings Plan
for the Stores Division of ICI Paints:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for the Stores Division of ICI Paints (formerly, the Savings and Investment Plan for the Stores Division of ICI Paints) (the Plan) as of December 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 17, 2004

RETIREMENT SAVINGS PLAN
FOR THE STORES DIVISION OF ICI PAINTS

Statements of Net Assets Available for Benefits

December 30, 2002 and 2001

		2002	2001
Investments, at fair value:			
Investment in Master Trust (note 5)	$	58,971,356	63,995,298
Participant loans		3,609,415	3,990,514
Total investments		62,580,771	67,985,812
Receivables:			
Participants contributions		153,009	166,899
Employer contributions		124,142	120,439
Total receivables		277,151	287,338
Net assets available for benefits	$	62,857,922	68,273,150

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN
FOR THE STORES DIVISION OF ICI PAINTS

Statements of Changes in Net Assets Available for Benefits

Years ended December 30, 2002 and 2001

		2002	2001
Additions:			
Contributions from participants and rollovers	$	4,586,704	4,740,235
Contributions from employer		3,927,171	1,853,298
Transfer in, net (note 1)		2,049	14,654,966
Participant loan interest income		304,760	341,546
Total additions		8,820,684	21,590,045
Deductions:			
Distributions to participants or beneficiaries		6,228,247	4,229,915
Administrative fees (note 10)		2,892	1,835
Net investment loss in the Master Trust (notes 5 and 10)		8,004,773	5,120,268
Total deductions		14,235,912	9,352,018
Net (decrease) increase in assets available for benefits		(5,415,228)	12,238,027
Net assets available for benefits:			
Beginning of year		68,273,150	56,035,123
End of year	$	62,857,922	68,273,150

See accompanying notes to financial statements.

(1) Description of the Plan

(a) General

The following description of the Retirement Savings Plan for the Stores Division of ICI Paints (the Plan or RSP Stores) (formerly, the Savings and Investment Plan for the Stores Division of ICI Paints) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan is an individual account defined contribution plan. Participant accounts are credited with participant and employer contributions and are adjusted for withdrawals or distributions elected by the participant. In addition, the accounts are adjusted for an allocation of the Plan's income, expenses, and any increases or decreases in the market value of plan assets.

The Plan is sponsored by The Glidden Company and covers the Stores Division employees. Collectively bargained employees of the Stores Division are excluded unless the union has successfully negotiated the extension of the Plan to its membership.

The Plan is invested in a tax-exempt master trust under an agreement between ICI American Holdings Inc. and Fidelity Management Trust Company (the ICI Master Trust) with other plans sponsored by subsidiaries and/or affiliates of ICI American Holdings Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Background

Effective July 1, 2000, the Retirement Savings and Investment Plan of ICI Paints (RSIP) was amended and restated as the Savings and Investment Plan for the Stores Division of ICI Paints (the Plan). All employees who are not employees of the Stores division have been transferred to either the Savings and Investment Plan of the ICI Group (SIP) or the Savings and Investment Plan of the ICI Group in Puerto Rico (SIP Puerto Rico). Effective December 31, 2001, the name of the Plan was changed to the Retirement Savings Plan For the Stores Division of ICI Paints.

(c) Contributions

Subject to limitations imposed by law, plan participants may contribute to the Plan, in increments of one percent on a before-tax basis, between 1% and 25% (15% prior to January 1, 2002) of eligible compensation, as defined in the Plan.

The Plan also allows before-tax catch up contributions permitted by section 414(v) of the Internal Revenue Code of 1986, as amended (Code).

Plan participants may contribute to the Plan, in increments of one percent, on an after-tax basis between 1% and 12% of eligible compensation, as defined in the Plan.

For each dollar a participant contributes on a before-tax basis, the Company makes a matching contribution of one dollar subject to the limits established by the Code up to the Plan's limit of 3% of eligible compensation.

The Company also contributes an additional "Make Up Matching" contribution to eligible participants of the Plan. The Plan Administrator determines the matching contributions made to the participant's account for the plan year. The Plan Administrator then determines the hypothetical year end match based upon his/her total before-tax contributions for the year and the participant's eligible compensation for the portion of the plan year in which the participant was eligible to participate in the Plan up to the maximum of 3% of eligible compensation. The difference, if any, between the actual matching contribution and the hypothetical year end match is the "Make Up Matching" contribution.

Effective April 1, 2002, a participant who is not eligible to participate in a defined pension plan of the ICI Group will be eligible for a Retirement Contribution unless (i) he agrees in writing that he is not eligible or (ii) he is a member of a collective bargaining unit that has not successfully negotiated the Retirement Contribution. The Retirement Contribution for participants who elected out of the Retirement Plan For Salaried Employees of ICI Paints during the "choice period" have a Retirement Contribution of 4% of eligible compensation. The Retirement Contribution of other participants is variable. If the Stores Division does not achieve its business target, the Retirement Contribution is zero. If target is met, the Retirement Contribution is 3% of eligible compensation. If target is exceeded, the Retirement Contribution may range in whole percentage increments from 3% to 7%. Participants who met certain age and service criteria on December 31, 2000, will have a higher percentage than the 3% to 7% range available to other participants who did not meet this criteria. The Company may, in its sole discretion, declare a Retirement Contribution of less than 3% where the target is not met. A participant must be actively employed on the last day of the plan year to be entitled to a Retirement Contribution. Retirement Contributions and earnings thereon are not withdrawable prior to termination of employment, are not eligible for loans, and are not counted to determine the amount available for a loan.

The Plan also provides for a discretionary Business Contribution of zero to 5% of eligible compensation in whole percentage increments. The Business Contribution is a function of the business performance of the Decorative business unit of which the Stores Division is a subunit. To date, no Business Contribution has been paid. A participant must be actively employed on the last day of the plan year to receive a Business Contribution if one is declared for a year.

(d) Vesting

Participants are 100% vested at all times in the value of their before-tax and after-tax contributions, the Company's matching contributions, business contributions and income or loss thereon. Retirement Contributions vest upon completion of 5 years of vesting subject to the break in service rule.

Forfeitures represent the unvested portion of employer contributions. Forfeitures result from the termination of a participant prior to becoming 100% vested in the Retirement Contribution. Forfeitures are used to offset employer contributions. For the year ended December 30, 2002, forfeitures were $80,037.

(Continued)

(e) Benefit Payments

Prior to termination of employment and age 59-1/2, participants may withdraw their after-tax employee contributions, and related investment income (loss), if any, on such contributions, subject to Plan limitations and restrictions. Before-tax employee contributions may be withdrawn only in the event of certain financial hardships, as defined, or after reaching the age of 59-1/2. As provided by law and under circumstances provided for in the Plan, such withdrawals may result in suspension from eligibility to make employee contributions to the Plan for various periods of time. After age 59-1/2, participants may elect to withdraw all or part of their account balance prior to termination of employment.

Upon termination of employment, or at certain later times provided under the Plan, a participant's vested account balance is distributed in a lump sum, deferred until normal retirement, or rolled over to another qualified employer-sponsored plan or individual retirement account. Participant's meeting certain criteria, as defined in the Plan, may elect installment payment options.

(f) Investment Options

Contributions and balances are invested at the election of the participant in one or more of the following funds:

ICI Long-Term Income Fund – This fund is comprised of investment contracts with insurance companies and individual bonds and bond portfolios at varying interest rates and maturities, although typically three to five years. As contracts and bonds mature, the proceeds are reinvested in one or more new contracts, bonds or bond portfolios. The fund's rate of return is a blended rate that varies based on all of the underlying investments.

Fidelity Balanced Fund – This fund normally invests approximately 60% of assets in stocks and other equity securities and the remainder in investment-grade bonds and other investment debt securities of both medium and high quality. The fund invests approximately 25% of assets in fixed income senior securities including investment-grade debt securities and preferred stock. The goal of this fund is to provide income and capital growth consistent with reasonable risk.

Mellon Capital Asset Allocation Strategy Fund – This fund is managed by Mellon Capital Management Corporation, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in equity and fixed income securities. Such investments are made at the discretion of the fund's investment manager.

Fidelity Equity Income Fund – This fund normally invests at least 65% of assets in income-producing equity securities, which tend to lead to investments in large-cap stocks. The fund potentially invests in other types of equity and debt securities including lower-quality debt services. The objective of this fund is to provide reasonable income while considering the potential for capital appreciation.

RETIREMENT SAVINGS PLAN
FOR THE STORES DIVISION OF ICI PAINTS

Notes to Financial Statements

December 30, 2002 and 2001

Fidelity US Equity Index Pooled Fund – This fund invests primarily in the common stocks of the 500 companies that make up the S&P 500. The goal of this fund is to approximate the composition and total return of the Standard and Poor's 500 Index.

Fidelity Magellan Fund – This fund invests primarily in common stocks and securities convertible into common stock, but may also invest in other types of securities. The objective of this fund is to increase the value of investments over the long-term through capital appreciation.

Fidelity Aggressive Growth Fund – This fund invests primarily in common stocks of domestic and foreign issuers. The objective of this fund is to increase the value of investment over the long-term through capital appreciation.

T. Rowe Price Small Cap Stock Fund – This fund invests primarily in stocks of small and medium-sized companies that are believed to offer superior earnings growth or that appear to be undervalued. The objective of this fund is to provide long-term capital growth.

American Funds Europacific Growth Fund – This fund's objective is long-term growth through investments primarily in common stocks (to include ADRs) of large established non-U.S. companies. The fund also may have small investments in emerging and newly industrialized countries. There is an element of risk from exchange-rate fluctuation and the action of foreign governments.

ICI Company Stock Fund – Invests primarily in Imperial Chemical Industries PLC American Depositary Receipts (ADRs), which are traded on the New York Stock exchange. The rate of return results from a combination of the movement in the price of the stock and the movement in the exchange ratio of U.S. dollars to British pounds sterling. This fund has the greatest investment risk since it is invested primarily in one security.

Vanguard Total Bond Market Index Fund - This fund normally invests at least 80% of assets in bonds listed on the index. It attempts to keep its portfolio weightings in line with the weightings of the index.

Fidelity Freedom Income Fund - This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

Fidelity Freedom 2010 - This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. After reaching its target date, Freedom 2010 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2010.

Fidelity Freedom 2020 - This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. After reaching its target date, Freedom 2020 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2020.

Fidelity Freedom 2030 - This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds. After reaching its target date, Freedom 2030 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2030.

Fidelity Freedom 2040 - This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds. After reaching its target date, Freedom 2040 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2040.

For more information on investments, the prospectus of the applicable fund should be consulted.

(g) Disability

If a participant eligible for Retirement Contributions becomes disabled with less than 5 years of vesting, he or she will vest in his or her Retirement Contributions and earnings. If a participant eligible for Retirement Contributions becomes disabled after completing 5 years of vesting, he or she shall continue to receive Retirement Contributions until the earlier of the date he or she ceases to be disabled or age 65.

(h) Plan Mergers, Transfers, and Corporate Actions

In 2001, a transfer in of $14,654,966 was transferred to the Plan from the SIP. These assets represent those allocated to ICI Paints Stores personnel which were previously included in the SIP.

On February 4, 2002, Imperial Chemical Industries PLC (ICI) announced a rights offering. Under the rights offering, holders of 11 ICI American Depositary Shares (ADS) were allowed to purchase 7 new ADSs at the price of $11.42. The rights offering was extended to participants in the Plan who had an interest in the ICI Company Stock Fund on February 26, 2002. Participants could either sell the rights real time or exercise the rights. If the rights were not exercised by March 11, 2002, the rights were sold by Fidelity through a batch process. The $11.42 exercise price held a buffer to cover currency fluctuations between the pound sterling and the U.S. dollar. Approximately $1 for each exercised right was refunded to the Plan and allocated to the applicable participant's account and then transferred to the ICI Company Stock Fund.

(2) Summary of Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

(b) Valuation of Plan Assets and Income Recognition

The value of the Master Trust is based on the value of underlying securities. Securities listed on a national exchange and shares of registered investment companies are valued on the basis of year-end sales prices. Securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued on the last reported bid price. ICI ADRs are valued at the period-end market price as quoted on the New York Stock Exchange. Fixed income contracts are valued at contract value plus interest at the contract rate (which approximates fair value). Certificates of deposit are valued at cost, which approximates market value. Short-term investments, comprised principally of money market funds, are valued at cost, which approximates market value.

The carrying values for contribution receivables approximate their fair values due to their short-term nature. Participant loans are stated at amortized cost.

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Security transactions are recorded on the trade date. Gains or losses on securities are based on average cost.

(c) Administrative Expenses

Generally, costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. The Mellon Capital investment management fees are charged to the Mellon Capital Asset Allocation Strategy Fund. Fiduciary Capital Management's investment advisory fees are charged to the ICI Long-term Income Fund. Brokerage charges and fees incurred for purchases and sales of ICI ADRs are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold.

(d) Participants Withdrawals

Payments to participants in the form of a withdrawal or distribution are recognized as a reduction of Plan assets when paid by the trustee.

(e) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the making of estimates and assumptions that affect the amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

(f) Risks and Uncertainties

The assets of the plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as the prices of goods and services as measured by the consumer price index. The Plan's investments are subject to risk conditions of the individual fund objectives, stock markets, bond market performance, interest rates, economic conditions, exchange rates, and world affairs.

(g) Reclassification

Certain amounts have been reclassified in the 2001 financial statements to conform to the current year presentation.

(3) Loans to Plan Participants

Loans from the Plan may only be made to participants who are "parties in interest" within the meaning of ERISA section 3(14). A maximum of two loans may be outstanding at any time for any eligible participant. The Plan may however, accept more than two loans pursuant to a transfer of assets and liabilities or merger of plans into this Plan in accordance with Code § 414(1); provided that a participant with more than two such loans may not take a loan under this Plan until all but one of such loans have been paid in full. A participant may borrow up to the lesser of $50,000 (reduced by the highest loan balance in the preceding 12 months) or 50% of his vested account balance (excluding Retirement Contributions and earnings thereon). Loans have a fixed rate of interest, 1% above the prime rate of interest at the origination of the loan. Loans are generally for a term up to five years. The term of a loan for the purchase of a principal residence may be up to 25 years. Participant loans granted during 2002 carried an interest rate of between 5.75% and 7.0%.

(4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100% vested in their Retirement Contributions and earnings thereon.

(5) Interest in Master Trust

At December 30, 2002 and 2001, the Plan's investments (excluding participant loans) were held in the ICI Master Trust. Investment income and administrative expenses relating to the ICI Master Trust are allocated to the individual plans based upon average monthly balances invested by plan in each fund.

(Continued)

RETIREMENT SAVINGS PLAN
FOR THE STORES DIVISION OF ICI PAINTS

Notes to Financial Statements

December 30, 2002 and 2001

The following table presents the fair value of investments in the Master Trust at December 30, 2002 and 2001:

	2002	2001
ICI Long Term Income Fund	$ 301,015,875	270,837,685
Mellon Capital Asset Allocation Fund	13,919,824	19,121,140
T. Rowe Price Small Cap Stock Fund	19,779,131	17,937,908
American Funds Europacific Growth Funds	12,541,734	13,502,507
ICI Company Stock Fund	13,621,787	18,736,969
Fidelity Magellan Fund	127,169,845	178,307,555
Fidelity Equity Income Fund	47,930,282	57,750,725
Fidelity Balanced Fund	22,703,314	26,780,444
Fidelity Aggressive Growth Fund	17,746,719	28,940,010
Fidelity US Equity Index Pool Fund	37,381,854	52,267,493
Vanguard Total Bond Market Index Fund	10,395,221	—
Fidelity Freedom Income Fund	567,931	—
Fidelity Freedom 2010	772,138	—
Fidelity Freedom 2020	723,193	—
Fidelity Freedom 2030	231,743	—
Fidelity Retirement Money Market	174,522	—
Fidelity Freedom 2040	73,741	—
	$ 626,748,854	684,182,436
Plan's proportionate share	9.4%	9.4%

RETIREMENT SAVINGS PLAN
FOR THE STORES DIVISION OF ICI PAINTS

Notes to Financial Statements

December 30, 2002 and 2001

Net (decrease) increase in fair value by investment for the years ended December 30, 2002 and 2001 are as follows:

		2002	2001
ICI Long Term Income Fund	$	30,178,190	14,776,936
Mellon Capital Asset Allocation Fund		(5,201,316)	(3,367,337)
T. Rowe Price Small Cap Stock Fund		1,841,223	3,909,495
American Funds Europacific Growth Funds		(960,773)	(3,969,617)
ICI Company Stock Fund		(5,115,182)	(12,051,742)
Fidelity Magellan Fund		(51,137,710)	(46,179,446)
Fidelity Equity Income Fund		(9,820,443)	(5,268,026)
Fidelity Balanced Fund		(4,077,130)	3,601,325
Fidelity Aggressive Growth Fund		(11,193,291)	(25,461,127)
Fidelity U.S. Equity Index Pool Fund		(14,885,639)	(14,298,249)
Vanguard Total Bond Market Index Fund		10,395,221	—
Fidelity Freedom Income Fund		567,931	—
Fidelity Freedom 2010		772,138	—
Fidelity Freedom 2020		723,193	—
Fidelity Freedom 2030		231,743	—
Fidelity Retirement Money Market		174,522	—
Fidelity Freedom 2040		73,741	—
Total net decrease in fair value of investments	$	(57,433,582)	(88,307,788)

The net investment in the ICI Master Trust for the years ended December 30, 2002 and 2001 is as follows:

		2002	2001
Net investment loss:			
Interest income and dividends	$	26,194,181	24,385,936
Net depreciation in fair value of stock funds		(7,693,564)	(8,365,588)
Net depreciation in fair value of mutual funds		(93,307,912)	(67,197,128)
	$	(74,807,295)	(51,176,780)
Plan's proportionate share		10.7%	10.0%

The Plan's proportionate share is affected by the extent of its participation in certain individual funds.

(Continued)

(6) Related-Party Transactions

At December 30, 2002, the Plan had a 20.18% beneficial interest in the ICI Company Stock Fund (an investment fund of the ICI Master Trust), which holds ICI ADRs as its principal investment.

(7) Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 7, 1997 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (Code). The plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code.

Effective July 1, 2000, the Plan was amended and restated. The Company has not yet received a determination letter for the amended and restated plan. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 30, 2002. The Company filed a request for a favorable determination letter prior to December 31, 2002.

(8) Commitments and Contingencies

The Plan is subject to reporting under the Securities Exchange Act of 1933 which requires the Plan to file an annual report on Form 11-K within 180 days of the end of the Plan's fiscal year. As of the date of this report, the Plan has not made such filing.

(9) Subsequent Events

On February 3, 2003, the Delaware Trends Fund was added as a Plan investment option. Delaware Trends is a growth mutual fund that invests primarily in common stocks of emerging growth-oriented domestic and foreign companies. The objective of the fund is to increase the value of investments through capital growth.

The Fidelity Aggressive Growth Fund was closed to new contributions and exchanges "in" effective February 3, 2003. Monies invested in the Fidelity Aggressive Growth Fund on February 3, 2003 may remain in the fund until the fund is closed or be exchanged out. The Employee Benefits Investment Committee of ICI American Holdings Inc. is monitoring the performance of the fund but did not make a decision to close the fund as of the date of this report.

Effective January 1, 2004, the plan year was changed to the calendar year. December 31, 2003 will be a one day plan year.

(Continued)

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net investment loss of Master Trust and administrative fees per the financial statements to the Form 5500 as of December 30, 2002.

		2002
Net investment loss of Master Trust, per financial statements	$	(8,004,773)
Administrative fees, per financial statements		(2,892)
Net investment loss from master trust investment accounts, per Form 5500	$	(8,007,665)

RETIREMENT SAVINGS PLAN

FOR THE STORES DIVISION OF PAINTS

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

December 30, 2002

Issuer	Description of investment	Cost	Current value
* Participant loans	Interest rates ranging from 5.75% to 10.5%	$ 0	$ 3,609,415

*Party-in-interest, not prohibited by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Retirement Savings Plan For the
Stores Division of ICI Paints

Date: August 6, 2004

By: Thomas M. Hardnack
Designated Representative

EXHIBIT INDEX

(1) Consent of KPMG LLP, independent registered public accounting firm.

**Consent of Independent Registered
Public Accounting Firm**

Employee Benefits Investment Committee
ICI America Holdings Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-12998) on Form S-8 of Imperial Chemical Industries PLC of our report dated February 17, 2004, with respect to the statements of net assets available for benefits of the Retirement Savings Plan for the Stores Division of ICI Paints (formerly the Savings and Investment Plan for the Stores Division of ICI Paints) as of December 30, 2002 and 2001, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 30, 2002, which report appears in the December 30, 2002 annual report on Form 11-K of the Retirement Savings Plan for the Stores Division of ICI Paints.

KPMG LLP

Short Hills, New Jersey
August 5, 2004